

May 15, 2013

<u>Via U.S. mail</u>
Tan Sri Barry Goh Ming Ghoon
Chief Executive Office
Odenza Corp.
N. 45, 47 & 49, Jalan USJ 21/11
47630 UEP Subang Jaya
Selangor Darul Ehsan, Malaysia

Re: Odenza Corp.
Item 4.01 Form 8-K
Filed April 24, 2013
Item 4.01 Form 8-K/A
Filed May 14, 2013
File No. 000-54301

Dear Mr. Barry Goh:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant